Grow Solutions Holdings, Inc.

222-111 Research Drive, Saskatoon, SK S7N 3R2

Canada

Phone: (888) 352-0826

Daniel Morris.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Grow Solutions Holdings, Inc.

Offering Statement on Form 1-A

Filed: October 29, 2019

Response Dated: January 9, 2020

File No. 024-11107

February 18, 2020

Dear Mr. Morris,

This letter sets forth the response of Grow Solutions Holdings, Inc., (“GRSO” or the “Company”) to the Staff’s comment letter dated January 3, 2020.

Kindly be advised that Grow Solutions Holdings, Inc. (the "Company") requests that its Regulation A offering be qualified on Thursday, February 20, 2020 at 3pm.

The State of Connecticut is prepared to qualify our offering and their letter is attached.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (888) 352-0826 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Grow Solutions Holdings, Inc.

/s/Chad Fischl

Name: Chad Fischl

Title: Chief Executive Officer, Director

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STATE OF CONNECTICUT
DEPARTMENT OF BANKING
SECURITIES AND BUSINESS INVESTMENTS DIVISION
260 CONSTITUTION PLAZA – HARTFORD, CT 06103

February 18, 2020

Via Email (Andrew@Coldicuttlaw.com)
Andrew Coldicutt, Esq.
Law Offices of Andrew Coldicutt
1220 Rosencrans St, Unite 258
San Diego, CA 92106

Re: Grow Solutions Holdings, Inc.
Division File No. SQ1113281

Dear Mr. Coldicutt:

Attached please find a corrected Order of Effectiveness for securities registration by qualification pursuant to Chapter 672a of the Connecticut General Statutes, the Connecticut Uniform Securities Act, for the above named issuer

> **NOTICE**: Please be advised that offers and/or sales of securities may only be made by broker-dealers or agents of the issuer registered to do business in the State of Connecticut.

Please submit one copy of the final dated offering circular to this Division when available.

If you have any further questions regarding Connecticut registration requirements, please do not hesitate to contact our office at (860) 240-8230.

Very truly yours,

JORGE L. PEREZ
BANKING COMMISSIONER

By

William E. Olesky
Associate Financial Examiner

TEL: (860) 240-8230 ● FAX: (860) 240-8295
http://www.ct.gov/dob
An Affirmative Action/Equal Opportunity Employer

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STATE OF CONNECTICUT

DEPARTMENT OF BANKING

SECURITIES AND BUSINESS INVESTMENTS DIVISION

260 CONSTITUTION PLAZA – HARTFORD, CT 06103

* *

IN RE APPLICATION OF:

GROW SOLUTIONS HOLDINGS, INC.

For Registration of Securities by Qualification

Securities Registered
2,000,000,000 shares of Common Stock

File Number: SQ1113281

* *

ORDER GRANTING EFFECTIVENESS TO REGISTRATION OF SECURITIES BY QUALIFICATION

Pursuant to Section 36b-18 of Chapter 672a of the Connecticut General Statutes, the Connecticut Uniform Securities Act (the "Act"), an application to register the above referenced securities of the above issuer has been filed by qualification.

The staff of the Securities and Business Investments Division of the Department of Banking has reviewed the application, exhibits, notices and various filings by the applicant and finds:

1. That the registration statement contains the information and documents required by Section 36b-18(b) of the Act and Section 36b-31-18 of the Regulations of Connecticut State Agencies (the "Regulations").

2. That no stop order is in effect and no proceeding is pending under Section 36b-20 of the Act.

IT IS THEREFORE ORDERED that the securities of the above named issuer are hereby registered by qualification for sale in the State of Connecticut by broker-dealers or agents of the issuer registered under the Act.

IT IS FURTHER ORDERED that:

1. The offering be made within the limitations specified in the registration documents concerning maximum and minimum proposed offering prices and the maximum underwriting discounts and commissions.

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2. Pursuant to Section 36b-19(j) of the Act, the registrant shall promptly file all changes of a material nature to the information or documents filed with the Commissioner that are not available for online viewing on EDGAR.

3. Pursuant to Section 36b-19(i) of the Act, the registration is effective for one year from its effective date. A registration statement may not be withdrawn for one year from its effective date if any securities of the same class are outstanding; provided, if within such one year period the security or transaction covered by such registration statement becomes eligible for an exemption from registration, the registration statement shall be terminated if the Commissioner is notified in writing within such one year period of the exempt status of the security or transaction.

4. **The effective date of this registration by qualification is: February 18, 2020.**

JORGE L. PEREZ
BANKING COMMISSIONER

By

William E. Olesky
Associate Financial Examiner

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REPORT OF COMPLETION OF INITIAL DISTRIBUTION
AMOUNT OF SECURITIES SOLD IN CONNECTICUT

DO NOT COMPLETE THIS REPORT IF YOU HAVE PAID THE MAXIMUM FILING FEE REQUIRED BY SECTION 36b-19(b) OF THE CONNECTICUT UNIFORM SECURITES ACT

Section 36b-31-19a(e) of the Regulations under the Connecticut Uniform Securities Act requires that the person filing the registration statement notify this division promptly concerning 1) the date when the initial distribution of the registered securities has been completed; 2) the amount of securities sold in Connecticut; and 3) the availability of an exemption for any nonissuer distribution. ***If you have not paid the maximum filing fee, this report must be completed and returned to: State of Connecticut Department of Banking, Securities and Business Investments Division, 260 Constitution Plaza, Hartford, CT 06103.***

(TO BE COMPLETED BY THE ISSUER)

DATE INITIAL DISTRIBUTION COMPLETED ________________________________

AMOUNT OF SECURITIES SOLD IN CONNECTICUT: ___________________________

EXEMPTION AVAILABLE FOR NON-ISSUER TRANSACTIONS UNDER SECTION 36b-21:

____

I hereby verify that the statements contained herein are true and correct.

Name: ____

Title: ____

Signature: ____

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